UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-52934
CUSIP Number:  98878T 109

(Check One):	[ X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ _ ] Form 10-Q
	[ ] Form 10D	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended:    December 31, 2008

[   ]         Transition Report on Form 10-K
[   ]         Transition Report on Form 20-F
[   ]         Transition Report on Form 11-K
[   ]         Transition Report on Form 10-Q
[   ]         Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:   ZST Digital Networks, Inc.

Former Name if Applicable:    SRKP 18, Inc.

Address of Principal Executive Office (Street and Number):   Building 28, Huzhu Road, Zhongyuan District
City, State and Zip Code:   Zhengzhou, People’s Republic of China

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR ,or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In January 2009, the Registrant completed a share exchange and change of control transaction pursuant to which it became the 100% parent of World Orient Universal Limited, a company organized under the laws of the British Virgin Islands (“World Orient”), and assumed the operations of World Orient and its subsidiaries, including Zhengzhou Shenyang Technology Company Limited, a company organized under the laws of the People’s Republic of China (“Zhengzhou ZST”), which is engaged in supplying digital and optical network equipment to cable system operators in the Henan Province of China. As a result, the Registrant could not prepare, review, and complete its Annual Report on Form 10-K without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. In addition, the Registrant is continuing to work on the financial statements for World Orient and Zhengzhou ZST for the year ended December 31, 2008 which are to be included in the Registrant’s Annual Report on Form 10-K. The Registrant will file its Annual Report on Form 10-K as soon as possible, and in any event no later than the fifteenth calendar day following the prescribed due date for such report.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Zhong Bo	(86)	371-6771-6850
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes  [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes  [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ZST Digital Networks, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Company Name

Date: March 31, 2009	By:	/s/ Zhong Bo
Zhong Bo Chief Executive Officer and Chairman of the Board

INSTRUCTION:    The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).